Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)

Common Stock	12,000,000	$0.01	$120,000	$11.12

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(1) This is an initial offering and no current trading market exists for our common stock.

(2) Estimated solely for purposes of calculating the registration fee according to Rule 457.